Exhibit 99.1

NEWS RELEASE

UROPLASTY, INC. REPORTS THIRD QUARTER FINANCIAL RESULTS
ENDING DECEMBER 31, 2003

Thursday, February 12, 2004

MINNEAPOLIS, MN — Uroplasty, Inc. (OTC: UPST - news) reports its worldwide financial results for the third quarter ended December 31, 2003.

Net Sales: In the third quarter ended December 31, 2003, net sales of all products were $1,447,671, representing a $182,929 or 14% increase when compared to net sales of $1,264,742 for the third quarter ended December 31, 2002. During the nine months ended December 31, 2003, net sales of all products were $3,982,333, representing a $119,617 or 3% increase when compared to net sales of $3,862,716 during the nine months ended December 31, 2002. The sales increase is the result of favorable fluctuations in foreign currency exchange rates between the U.S. Dollar (the functional reporting currency) and the Euro and the British Pound (currencies of the Company’s subsidiaries). Excluding the fluctuations in foreign currency exchange rates, there was a sales decrease of approximately 1% for the three months ended December 31, 2003 and approximately 11% for the nine months ended. Management believes the decrease in sales is related to increased competition and healthcare reform in many European countries with procedures being limited or rationed through reimbursement systems designed to decrease overall costs to the various national healthcare systems. Management believes sales will increase going forward with targeted marketing programs. The Macroplastique product line accounts for 84% to 87% of total net sales during the periods presented.

Gross Profit: Gross profit was $1,026,484 and $934,727 for the quarter ended December 31, 2003 and 2002, respectively, or 71% and 74% of net sales. Gross profit was $2,881,373 and $2,757,698 for the nine months ended December 31, 2003 and 2002, respectively, or 72% and 71% of net sales. Gross profit in any one period is highly variable depending on unit sales and utilization of manufacturing capacity. Historically, the gross margin percentage has moved between approximately 70-80% of net sales.

General and Administrative Expense: General and administrative (“G&A”) expenses increased from $312,003 during the third quarter of fiscal 2003 to $510,218 during the third quarter of fiscal 2004 and increased from $884,131 during the nine months ended December 31, 2002 to $1,432,263 during the nine months ended December 31, 2003. Increased foreign retirement costs, consulting, legal, and shareholder expenses, combined with general price increases and fluctuations in foreign currency exchange rates caused the increase in G&A expenses. The consulting fees and shareholder expenses relate to the consulting agreements with the Executive Advisory Group (EAG) to perform services for and on behalf of the Company and the consulting agreement with C.C.R.I. Corporation to provide investor relations and development services. The two agreements accounted for $169,883 and $402,290, respectively, of the increased expense for the three and nine months ended December 31, 2003.

Research and Development Expense: Research and development (“R&D”) expenses decreased $66,889, or 12%, from $538,295 during the third quarter of fiscal 2003 to $471,406 during the third quarter of fiscal 2004 and decreased 14% from $1,539,503 during the nine months ended December 31, 2002 to $1,330,169 during the nine months ended December 31, 2003. The decrease in R&D expense resulted from a decrease in clinical costs due to the February 2003 completion of the patient enrollment phase in the Company’s multi-center IDE clinical trial.

Selling and Marketing Expenses: Selling and marketing (“S&M”) costs increased 101% from $251,051 during the third quarter of fiscal 2003 to $503,931 during the third quarter of fiscal 2004 and increased 66% from $764,878 during the nine months ended December 31, 2002 to $1,268,735 during the nine months ended December 31, 2003. The increase resulted from recruitment fees, staffing, and dismissal payments, travel costs and costs relating to trade-shows, conventions and congresses, marketing materials, general price increases, and fluctuations in foreign currency exchange rates. In October and December, changes were made in sales management resulting in termination expenses and payments in the third quarter of fiscal 2004 of $105,000.

Other Income (Expense): Other income (expense) includes interest income, interest expense, foreign currency exchange gains and losses, settlement income and other non-operating costs when incurred. The Company’s financial results are subject to material fluctuations based on changes in currency exchange rates. Other income was $13,121 and $152,701 for the third quarter ended December 31, 2003 and 2002, respectively, and $12,419 and $750,131 for the nine months ended December 31, 2003 and 2002, respectively. The majority of the differences between periods were due to foreign currency exchange gains and losses and the settlement proceeds from the litigation. Exchange gains and losses are recognized primarily as a result of fluctuations in currency rates between the U.S. Dollar (the functional reporting currency) and the Euro and British Pound (currencies of the Company’s subsidiaries), as well as their effect on the dollar denominated intercompany obligations between the Company and its foreign subsidiaries. At December 31, 2003 and 2002, the Company had $0.3 million and $2.5 million dollar denominated intercompany debt at its foreign Dutch subsidiary. These intercompany balances are revolving in nature and are not deemed to be long-term balances. The Company recognized foreign currency gains of $11,697 and $146,024 for the third quarter ended December 31, 2003 and 2002, respectively, and $5,126 and $553,357 for the nine months ended December 31, 2003 and 2002, respectively. The currency gains are primarily the result of a weakened U.S. Dollar compared to the Euro. In January 2003, the Company recapitalized one of the Dutch subsidiaries with an investment of 1.5 million Euros ($1.6 million). The Company used proceeds from the investment to reduce the dollar denominated intercompany debt at the Dutch subsidiary, resulting in an adjusted balance at December 31, 2002 of $0.9 million of intercompany debt at the Dutch subsidiary subject for foreign currency transaction accounting. This resulted in less volatility for changes in currency exchange rates in the Company’s statement of operations.

Income Tax Expense: During the quarter ended December 31, 2003, the Company’s Dutch subsidiaries recorded income tax expense of $97,375 as they have fully utilized their net operating loss carryforwards. During the nine-months ended December 31, 2003, the Company’s Dutch subsidiaries recorded income tax expense of $249,789. As of December 31, 2003 $38,808 income tax has been paid, the remaining part has been accrued and therefore included under current liabilities. The U.S. net operating loss carryforwards cannot be used to offset taxable income in foreign jurisdictions. Management expects continued profits for its Dutch subsidiaries and therefore continued income tax expenses. The Dutch income tax rate is 29% for euro 22,689 of profit and 34.5% for the amount above euro 22,689

Uroplasty is a medical device company that develops, manufactures and markets a family of injectable implant products used for soft-tissue augmentation for specific indications in urology, urogynecology, colon and rectal, otolaryngology and plastic surgery markets. The Company’s products offer physicians and their patients a minimally invasive treatment option for urinary incontinence, vesicoureteral reflux, fecal incontinence, vocal cord rehabilitation and dermal augmentation. Uroplasty’s products are CE marked for these indications and sold in markets outside the United States.

Summary of Operations:

	Three Months Ended		Nine Months Ended

	12/31/03	12/31/02	12/31/03	12/31/02

Net sales	$1,447,671	1,264,742	3,982,333	3,862,716
Operating loss	(459,071)	(166,622)	(1,149,794)	(430,814)
Net income (loss)	$(543,325)	(13,921)	(1,387,164)	319,317
Basic income (loss) per common share	$(0.12)	(0.00)	(0.31)	0.09
Diluted income (loss) per common share	$(0.12)	(0.00)	(0.31)	0.09
Weighted average common shares outstanding
Basic	4,530,657	4,467,547	4,500,677	3,564,155
Diluted	4,530,657	4,467,547	4,500,677	3,587,996

Selected Consolidated Balance Sheet Data

	December 31, 2003	March 31, 2003

Assets
Current assets	$4,431,827	4,988,843
Property, plant, and equipment, net	1,075,488	833,234
Intangible assets, net of accumulated amortization	49,607	48,214

Total assets	$5,556,922	5,870,291

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$131,813	199,673
Income tax payable	226,365	—
Accrued liabilities	317,986	349,937
Current maturities – long-term debt	43,350	37,502

Total current liabilities	719,514	587,112
Long-term debt – less current maturities	502,454	462,787

Total liabilities	1,221,968	1,049,899
Shareholders’ equity	4,334,954	4,820,392

Total liabilities and shareholders’ equity	$5,556,922	5,870,291

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. This press release contains forward-looking statements, including our internal projections of anticipated fiscal 2004 operating results, which reflect our views regarding future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words “aim,” “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions which indicate future events and trends identify forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending upon a variety of factors, including, but not limited to: the effect of government regulation, including when and if we receive approval for marketing of our products in the United States; the impact of international currency fluctuations on our cash flows and operating results; the impact of technological innovation and competition; acceptance of our products by physicians and patients, our reliance on a single product for most of our current sales; our intellectual property and the ability to prevent competitors from infringing our rights; the ability to receive third party reimbursement for our products; the results of our current human clinical trial; our continued losses and the possible need to raise additional capital in the future; our ability to manage our international operations; our ability to hire and retain key technical and sales personnel; our dependence on key suppliers; future changes in applicable accounting rules; and volatility in our stock price.

Uroplasty, Inc. stock is traded on the OTC Bulletin Board system under the symbol “UPST.OB.”

FOR FURTHER INFORMATION: visit Uroplasty’s web page at www.uroplasty.com or contact Mr. Holman.

UROPLASTY, INC.
Daniel G. Holman, President / CEO
2718 Summer Street NE, Minneapolis, MN 55413-2820
Tel: 612-378-1180
Fax: 612-378-2027
E-mail: danielh@uroplasty.com